As filed with the Securities and Exchange Commission on March 5, 2020

Registration No. 333-217578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 8

TO

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF CERTAIN REAL ESTATE COMPANIES

PROCACCIANTI HOTEL REIT, INC.

(Exact Name of Registrant as Specified in Its Governing Instruments)

1140 Reservoir Avenue
Cranston, Rhode Island 02920-6320
(401) 946-4600

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James A. Procaccianti
Procaccianti Hotel REIT, Inc.
1140 Reservoir Avenue
Cranston, Rhode Island 02920-6320
(401) 946-4600

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Ron M. Hadar
Procaccianti Hotel REIT, Inc.
1140 Reservoir Avenue
Cranston, Rhode Island 02920-6320
Tel: (401) 946-4600
Fax: (401) 943-6320

Heath D. Linsky Mary Katherine Rawls Morrison & Foerster LLP 3500 Lenox Road, Suite 1500 Atlanta, Georgia 30326 (404) 490-4444	Rosemarie A. Thurston Aaron C. Hendricson Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.

If any of the Securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-217578

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of a “large accelerated filer,” “accelerated filer” and “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer ☒
Smaller reporting company	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 (Registration No. 333-217578) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to file exhibits that were not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits.

(b)	Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
10.1	Assignment of Membership Interest Purchase Agreement, dated as of February 27, 2020, by and between The Procaccianti Group, LLC, as assignor, and Procaccianti Hotel REIT, L.P., as assignee (attached as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.2	Membership Interest Purchase Agreement, dated as of January 14, 2020, by, between and among TPG DP JV, LLC, ETJ Gano Holdings, Inc., PRJA Gano Holdings, LLC, and EHI Gano Holdings, Inc., as Sellers, and the Procaccianti Group, LLC, as Purchaser (attached as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.3	First Amendment to Membership Interest Purchase Agreement, dated as of February 12, 2020, by, between and among TPG DP JV, LLC, ETJ Gano Holdings, Inc., PRJA Gano Holdings, LLC, and EHI Gano Holdings, Inc., as Sellers, and the Procaccianti Group, LLC, as Purchaser (attached as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.4	Second Amendment to Membership Interest Purchase Agreement, dated as of February 20, 2020, by, between and among TPG DP JV, LLC, ETJ Gano Holdings, Inc., PRJA Gano Holdings, LLC, and EHI Gano Holdings, Inc., as Sellers, and the Procaccianti Group, LLC, as Purchaser (attached as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.5	Third Amendment to Membership Interest Purchase Agreement, dated as of February 27, 2020, by and between TPG DP JV, LLC, ETJ Gano Holdings, Inc., PRJA Gano Holdings, LLC, EHI Gano Holdings, Inc. and TPG DP Investors, Inc., as Sellers, and the Procaccianti Group, LLC, as Purchaser (attached as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.6	Omnibus Amendment, Assignment, Assumption, Release and Reaffirmation Agreement, made as of February 27, 2020, between and among Gano Holdings, LLC, as Borrower, Hotel Manager Gano Opco Sub, LLC, Procaccianti Hotel REIT, Inc., and James A. Procaccianti, and East Boston Savings Bank (attached as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.7	Amended and Restated Commercial Real Estate Promissory Note, as of February 27, 2020, made by Gano Holdings, LLC and payable to East Boston Savings bank (attached as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.8	Collateral Assignment and Security Agreement in respect of Contracts, Licenses and Permits, effective as of February 27, 2020, by and between Gano Holdings, LLC, and East Boston Savings Bank (attached as Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.9	Collateral Assignment and Security Agreement in respect of Contracts, Licenses and Permits, effective as of February 27, 2020, by and between Hotel Manager Gano Opco Sub, LLC and Gano Holdings, LLC (attached as Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.10	Third Amendment to (i) Open-End Mortgage, Security Agreement and Assignment to Secure Present and Future Loans Under Chapter 25 of Title 34 of the General Laws of the State of Rhode Island and (ii) Assignment of Borrower’s Interests in Leases, Rents and Profits granted to East Boston Savings Bank, as Mortgagee, by Gano Holdings, LLC, as Mortgagor (attached as Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.11	Hotel Lease between Gano Holdings, LLC, as Landlord, and PHR Gano Opco Sub, LLC, as Tenant, dated February 27, 2020 (attached as Exhibit 10.11 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.12	Hotel Management Agreement between PHR Gano Opco Sub, LLC and Gano Hotel Manager, LLC, made as of February 27, 2020 (attached as Exhibit 10.12 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.13	Tri-Party Agreement by Gano Holdings, LLC, as Owner, PHR Gano Opco Sub, LLC, as Tenant, Gano Hotel Manager, LLC, as Operator and East Boston Savings Bank, as Lender (attached as Exhibit 10.13 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).
10.14	Amended and Restated Agreement of Limited Partnership of Procaccianti Hotel REIT, L.P., dated as of February 27, 2020 (attached as Exhibit 10.14 to the Registrant’s Current Report on Form 8-K (File No. 333-217578), filed with the SEC on March 3, 2020, and incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cranston, state of Rhode Island, on 4th day of March, 2020.

PROCACCIANTI HOTEL REIT, INC.

By:	/s/ James A. Procaccianti
James A. Procaccianti Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 has been signed by the following persons in the capacities and on the dates indicated.

	Name	Title	Date

	/s/ James A. Procaccianti	Chief Executive Officer, President and Chairman of the Board of Directors	March 4, 2020
	James A. Procaccianti	(Principal Executive Officer)

	/s/ Gregory Vickowski	Chief Financial Officer, Treasurer and Director	March 4, 2020
	Gregory Vickowski	(Principal Accounting Officer and Principal Financial Officer)

	/s/ *	Independent Director	March 4, 2020
Lawrence Aubin

	/s/ *	Independent Director	March 4, 2020
Thomas R. Engel

	/s/ *	Independent Director	March 4, 2020
Ronald S. Ohsberg

*By:	/s/ James A. Procaccianti
James A. Procaccianti
Attorney-in-fact